GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"


                    NOTICE OF ORDINARY SHAREHOLDERS' MEETING
                    -----------------------------------------


All shareholders of Grupo Financiero Galicia S.A. are invited to the Ordinary Shareholders' Meeting to be held on March 9, 2009, at 11:00 a.m., at Tte. Gral. Juan Domingo Peron 430, in the auditorium located at the basement, Autonomous City of Buenos Aires (not the Company's registered office), with the following
Agenda:

1) Appointment of two shareholders to sign the minutes.

2) Consideration of the creation of a global program for the issuance of simple short-, mid- and/or long-term Negotiable Obligations, non-convertible into shares (hereinafter the "Program"). These Negotiable Obligations may be book-entry, certified, in the form of a global certificate or, to the extent laws and regulations in force in Argentina so allow, may be in bearer form, in conformance with what is provided for in the corresponding Price Supplement; peso-denominated, dollar-denominated or denominated in any other currency; secured or unsecured; adjustable or non-adjustable; and for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US Dollars) or the equivalent thereof in another currency, with a maximum term of five years as of the date the Program is authorized by the National Securities Commission, or for any longer term authorized pursuant to applicable regulations. These Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, and with the possibility to re-issue the amortized classes and/or series without exceeding the Program's total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program's expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the National Securities Commission. Determination of the use of the proceeds resulting from the issuance of the Negotiable Obligations issued under the Global Program.

3) Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company's management, pursuant to the applicable rules in force, to establish all of the remaining terms and conditions of the Program and carry out the issuance and placement of the Negotiable Obligations to be issued within the framework of the Global Program and within the maximum amount determined by the Shareholders' Meeting, having the broadest powers for such purpose, including without limitation and with the sole purposes of information: (i) determination and date of each issuance and re-issuance, (ii) the term and conditions of amortization, (iii) the currency of the issuance, amount, form, terms and conditions

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                         GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"


of payment and/or redemption, (iv) interest rate, (v) characteristics and terms and conditions of the securities or certificates representing the Negotiable Obligations, (vi) placement conditions and price, (vii) the power to request, or not request, authorization to make a public offering of the securities from the National Securities Commission and/or equivalent agencies from abroad, and also the power to request, or not request, authorization to list such securities in the stock exchanges and/or markets in Argentina and/or abroad, in all cases by the exclusive decision of the Board of Directors' and by means of the application of any of the procedures established by the regulations in force to such end, and with the possibility that the Board of Directors may sub-delegate such powers to the parties it may deem proper pursuant to what is provided for in the regulations in force, (viii) the possibility of being granted a credit risk rating, (ix) applicable law and jurisdiction, (x) determination of the use of the proceeds resulting from the sale of the Negotiable Obligations issued or re-issued under the Global Program, within the options determined by the Shareholders' Meeting, and any other delegation as permitted by the rules and regulations in force.

Notes:
         1) Shareholders are hereby given notice that in order to be able to attend the Meeting, they must deposit certification of their book-entry shares, as issued by Caja de Valores S. A., by March 3, 2009 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan Domingo Peron 456, 2nd floor, Autonomous City of Buenos Aires, so that the shares can be registered in the meeting attendance record book.

         2) Shareholders are hereby informed that the National Securities Commission requires compliance with the procedures set forth in Resolution 465/04.






                                                 Pedro A. Richards
                                                     Director